UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
(Amendment No. 1)

POTBELLY CORPORATION

(Name of Subject Company (issuer))

HERO SUB INC.

(Offeror)

a wholly owned subsidiary of

RACETRAC, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

73754Y100

(CUSIP Number of Class of Securities)

Joseph Akers

Chief Legal Officer

RaceTrac, Inc.

200 Galleria Parkway SE, Suite 900

Atlanta, GA 30339

Telephone: (770) 431-7600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

W. Benjamin Barkley
David M. Eaton

Kilpatrick Townsend & Stockton LLP

1100 Peachtree St. NE, 2800

Atlanta, GA 30309

(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 23, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Hero Sub Inc., a Delaware corporation (“Purchaser”), and RaceTrac, Inc., a Georgia corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Potbelly Corporation, a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $17.12 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 23, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in “Summary Term Sheet” of the Offer to Purchase is hereby amended by adding the following paragraph as the new last paragraph under the question entitled “— What are the most significant conditions of the Offer” on page 3:

“The HSR Condition was satisfied due to the expiration of the applicable waiting period under the HSR Act as of 11:59 p.m., New York City time, on October 14, 2025.”

The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended by adding the following paragraph as the new last paragraph in the section entitled “— The Merger Agreement — Additional Covenants — Efforts to Complete the Merger; Regulatory Approvals” on page 48:

“The Company and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 26, 2025 and the waiting period under the HSR Act expired on October 14, 2025, at 11:59 p.m., New York City time.”

The information set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase is hereby amended by adding the following paragraph as the new last paragraph on page 62:

“The HSR Condition was satisfied due to the expiration of the applicable waiting period under the HSR Act as of 11:59 p.m., New York City time, on October 14, 2025.”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the paragraphs under the section entitled “— Antitrust Compliance” on pages 65 and 66 in their entirety and replacing them with the following paragraph:

“Under the HSR Act, Purchaser’s purchase of Company Common Stock in the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by each of Company and Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Each of the Company and Parent made such filings on September 26, 2025. As of 11:59 p.m., New York City time, on October 14, 2025, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the HSR Condition has been satisfied.”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by deleting the sentence under the section entitled “— Legal Proceedings Relating to the Tender Offer” on page 66 and replacing it with the following paragraphs:

“In connection with the Offer and Merger Agreement, two complaints have been filed as individual actions in the Supreme Court of the State of New York, County of New York and are captioned Eric Miller v. Potbelly Corporation, et. al., Index No. 655857/2025 (filed October 1, 2025) (the “Miller Complaint”) and Thomas Lewis vs. Potbelly Corporation, et. al., Index 655886/2025 (filed October 2, 2025) (the “Lewis Complaint” and, together with the Miller Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and the Company Board) omitted and/or misrepresented certain material facts relating to the transactions contemplated by the Merger Agreement from the Schedule 14D-9 filed by the Company on September 23, 2025. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or punitive damages and (iii) an award of plaintiff’s fees and expenses of the action, including reasonable attorneys’ and expert fees and expenses. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations. Neither Parent nor Purchaser are a party to the Complaints.

The outcome of the matters described above cannot be predicted with certainty. Additional complaints or demand letters may be filed against or received by the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional complaints or demand letters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2025	RACETRAC, INC.

	By:	/s/ Joseph Akers
Joseph Akers
Chief Legal Officer

HERO SUB INC.

	By:	/s/ Joseph Akers
Joseph Akers
Secretary